BMO Funds, Inc.

111 East Kilbourn Avenue

Milwaukee, WI 53202

March 10, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20543

Re:	BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Wednesday, March 5, 2014 regarding the preliminary proxy statement on Schedule 14A filed by the Registrant on behalf of the BMO Short-Intermediate Bond Fund (the “Fund”) on February 25, 2014 (the “Proxy Statement”) to add Taplin, Canida & Habacht, LLC (“TCH”) as the subadviser to the Fund.

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

1.	Comment: Under “Questions and Answers—Why is the Adviser seeking to hire TCH as the subadviser to the Fund?” please revise the disclosure regarding TCH’s ability to enhance the management of the Fund, given that, under the proposed subadvisory agreement, the Fund’s management will not change.

Response: The Registrant has made the requested change.

2.	Comment: Under “Background to Proposal,” please supplementally explain why the Registrant’s board of directors approved an amended and restated subadvisory agreement if the Fund has not previously entered into a subadvisory agreement with TCH.

Ms. O’Neal-Johnson

March 10, 2014

Response: The Registrant supplementally advises that it previously entered into a subadvisory agreement, as amended, with TCH on behalf of the BMO TCH Core Plus Bond Fund, BMO TCH Corporate Income Fund, and BMO TCH Emerging Markets Bond Fund, each a series of the Registrant. To consolidate that subadvisory agreement and its amendments and to create a single subadvisory agreement with TCH on behalf of each series of the Registrant that it subadvises, including the Fund, the Fund is requesting shareholder approval of an amended and restated subadvisory agreement with TCH.

3.	Comment: Under “Board Considerations—Nature Extent and Quality of Service,” please revise the second, third, and fourth sentences to reflect that the Fund’s management team is not changing.

Response: The Registrant has made the requested changes.

4.	Comment: Under Board Considerations—Investment Performance of TCH,” please revise the third sentence to reflect that the Fund’s management team is not changing.

Response: The Registrant has made the requested change.

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If you have any questions regarding these responses, please contact the undersigned at 414-765-8241.

Very truly yours, /s/ Michele L. Racadio Michele L. Racadio Secretary cc: Working Group